UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission File Number 1-1520

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

GenCorp Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

GenCorp Inc.

P.O. Box 537012
Sacramento, CA 95853-7012

GenCorp Retirement Savings Plan
Financial Statements and Supplemental Schedule

As of December 31, 2004 and 2003
and for the Year Ended December 31, 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Administrative Committee
GenCorp Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of GenCorp Retirement Savings Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Sacramento, California
May 25, 2005

Audited Financial Statements

GenCorp Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2004	2003

Assets
Investments, at fair value	$333,971,613	$296,961,314

Contribution receivables:
Participant	3,190	8,342
Company	1,330	5,984

Net assets available for benefits	$333,976,133	$296,975,640

See accompanying notes.

GenCorp Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2004

Additions
Contributions:
Participant	$17,196,229
Company	7,941,557
Rollovers	3,333,428

28,471,214

Investment income:
Net appreciation in fair value of investments	47,141,444
Interest and dividend income	6,116,048

53,257,492

Total additions	81,728,706

Deductions
Benefits paid directly to participants	29,540,449
Participant Voluntary Transfers to GDX Retirement Savings Plan (See Note 1)	14,865,840
Administrative expenses	321,924

Total deductions	44,728,213

Net increase	37,000,493

Net assets available for benefits, beginning of year	296,975,640

Net assets available for benefits, end of year	$333,976,133

See accompanying notes.

GenCorp Retirement Savings Plan

Notes to Financial Statements

December 31, 2004

1. Description of the Plan

The following description of the GenCorp Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General

GenCorp Inc. (the Company or the Plan Sponsor) established the Plan effective July 1, 1989. The Plan is a defined contribution plan covering substantially all eligible employees of the Company and participating subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

In August 2004, the Company sold substantially all of the assets of its GDX Automotive business to Cerberus Capital Management, L.P. Subsequent to the sale, employees of the divested business voluntarily directed transfers of $14,865,840 in account balances, including $932,409 in participant loans, from the Plan to the GDX Retirement Savings Plan.

Effective August 1, 2002, the GenCorp Bargaining Unit Employees’ Savings Plan merged into the Plan and became the “Bargaining Unit Employees’ Savings Program” (the Bargaining Unit Program) of the Plan. Concurrent with this merger, the GenCorp Retirement Savings Plan Master Trust became a single-plan trust named the GenCorp Retirement Savings Plan Trust. Differences in participant contribution levels, Company matching levels and expense reimbursements for the Bargaining Unit Program as compared to the remainder of the Plan are discussed below. The Bargaining Unit Program covered collectively-bargained employees at the Company’s previously owned Batesville, Arkansas and Wabash, Indiana facilities. As a result of the sale of substantially all of the assets of its GDX Automotive business, as discussed above, the Company eliminated the Bargaining Unit Program in September 2004. Bargaining Unit Program participant balances that were not transferred to the GDX Retirement Savings Plans were retained in the Plan.

GenCorp Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Contributions

Plan participants, other than participants covered by the Bargaining Unit Program: Participants may elect to contribute to the Plan, on a pre-tax or after-tax basis, from 1% up to 50% of their eligible compensation as defined by the plan document. Contributions must be made in 1% increments. PRE-tax contributions are subject to annual deductibility limits specified under the Internal Revenue Code (the Code). Participants may direct employee contributions to any of the Plan’s investment alternatives. The Company makes matching contributions equal to 100% of the first 3% of the participants’ compensation contributed and 50% of the next 3% of compensation contributed. Company matching contributions are directed to the GenCorp Stock Fund. Beginning January 1, 2004, plan participants may elect to transfer matching contributions made after January 1, 2004 from the GenCorp Stock Fund to any investment alternative in the Plan. Beginning April 1, 2004, plan participants may elect to transfer matching contributions made prior to January 1, 2004 from the GenCorp Stock Fund to any investment alternative in the Plan.

Plan participants covered by the Bargaining Unit Program through August 2004: Collectively-bargained employees at the Company’s previously owned Wabash, Indiana facility who participated in the Bargaining Unit Program (Wabash Participants) could elect to contribute from $2.00 per week to $90.00 per week on a pre-tax basis, after-tax basis, or a combination of both. Contributions were required to be made in two-dollar increments. The Company made matching contributions of $0.25 for each $1.00 up to the first $30.00 of the participants’ weekly compensation contributed. Wabash Participants could direct employee and employer contributions to any of the Plan’s investment alternatives.

Collectively-bargained employees at the Company’s previously owned Batesville, Arkansas facility who participated in the Bargaining Unit Program (Batesville Participants) could elect to contribute on a pre-tax or after-tax basis, a maximum of 16% of eligible compensation as defined by the Plan document. Participants could direct employee contributions to any of the Plan’s investment alternatives. The Company made a matching contribution of 25% of the first 6% contributed by the participant, and the matching contributions were directed to the GenCorp Stock Fund.

All participants may also contribute amounts representing distributions from other qualified plans to the Plan.

GenCorp Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of: (a) the Company’s contributions, and (b) Plan earnings (losses). Except for participants in the Bargaining Unit Program, participants’ accounts are also charged with an allocation of certain administrative expenses (see Administration Expenses below). Administrative expense allocations are based on participant account balances.

Forfeited balances, including terminated participants’ nonvested accounts, are used to either reduce the cash payment of Company matching contributions, or to offset administrative expenses. Unallocated forfeited balances totaled $13,165 and $0 as of December 31, 2004 and 2003, respectively.

Vesting

Plan participants, other than participants covered by the Bargaining Unit Program: A participant’s interest in his or her rollover contributions, if any, and employee contributions that a participant has made are at all times vested and not subject to forfeiture. A participant’s interest in the matching contributions made for his or her benefit is at all times vested and not subject to forfeiture, except such forfeitures as may be required or permitted in order to meet the non-discrimination provisions of the Code or other applicable provisions of law.

Plan participants covered by the Bargaining Unit Program through August 2004: For participants in the Bargaining Unit Program, any employee contributions made are at all times vested and not subject to forfeiture. Matching contributions were 100% vested upon the completion of two years of service with the Company. A participant became fully vested in matching contributions without regard to years of service on the date of his or her 65th birthday, disability, layoff or death.

GenCorp Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participant Loans

Certain participants may borrow a minimum loan amount of $1,000 up to 50 percent of their account balance, but not more than $50,000. Eligible participants may have two loans outstanding at any given time except Batesville Participants could have only one loan outstanding prior to September 2004. Account balances attributable to Company matching contributions are not available for loans, but are included in computing the maximum loan amount. Loan terms range from 1 to 5 years or up to 10 years for the purchase of a primary residence. A participant’s loan is secured by the balance in his account and bears interest at a fixed rate of one percent above the prevailing prime rate at time of issuance. Principal and interest is paid ratably through payroll deductions.

In-Service Withdrawals

For Company matching contributions invested in the GenCorp Stock Fund and made prior to January 1, 2004, participants who are active employees of the Company can elect a voluntary in-service withdrawal of their plan shares after 24 months from the date of the matching contribution to the Plan. In-service withdrawals are no longer allowed for Company matching contributions made after December 31, 2003.

Payment of Benefits

A participant’s benefit is limited to his or her vested account balance. Distribution of the vested value of the participant’s account will be made available, in the form of full or partial lump sum payments, upon termination of employment, financial hardship, or death.

Administrative Expenses

Expenses incurred in connection with the purchase or sale of securities are paid from the Plan’s assets. Except for the Bargaining Unit Program, all legal, accounting, and other administrative costs of the Plan are paid by the Company but reimbursed by the Plan. All such costs of the Bargaining Unit Program were paid by the Company.

GenCorp Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. In the event of the Plan’s termination, all participants will be 100% vested in their accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting. Benefit payments are recorded when paid.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year end. Investment in the common/collective trust is valued based upon the quoted redemption value of units owned by the Plan at year end. The money market fund is valued at cost plus accrued interest, which approximates fair value. GenCorp Inc. common stock is traded on a national securities exchange and is valued at the last reported sales price on the last business day of the plan year. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of these financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Sponsor, who is a fiduciary of the Plan, to make estimates, assumptions and valuations that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from those estimates.

GenCorp Retirement Savings Plan

Notes to Financial Statements (continued)

3. Nonparticipant — Directed Investments

Prior to 2004, the GenCorp Inc. common stock fund contained participant account balances that were both participant-directed and nonparticipant-directed. Beginning January 1, 2004, plan participants could elect to transfer their interest in new matching contributions from the GenCorp common stock fund to any investment alternative in the Plan. Beginning April 1, 2004, plan participants may elect to transfer their interest in all of their matching contributions from the GenCorp common stock fund to any investment alternative in the Plan. Therefore, the balance of nonparticipant-directed investments as of December 31, 2004 was zero.

Information about the net assets as of December 31, 2004 and 2003 and the significant components of the changes in net assets relating to the nonparticipant-directed investments during the year ended December 31, 2004 is as follows:

	December 31
	2004	2003

Net Assets:
Money market funds	$–	$960,598
GenCorp Inc. common stock	–	50,681,832

Total	$–	$51,642,430

Year Ended
December 31, 2004
Changes in net assets:
Interest and dividend income	$56,173
Net realized and unrealized appreciation in fair value of investments	31,251,194
Company contributions	7,922,948
Participant contributions	736,814
Benefits paid directly to participants	(9,681,995)
Transfer to other investment fund options, net	(25,878,468)
Administrative expenses	(5,636)
Transfer to participant-directed investments	(56,043,460)

$(51,642,430)

GenCorp Retirement Savings Plan

Notes to Financial Statements (continued)

4. Investments

Investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:

	December 31
	2004	2003

Fidelity Low Priced Stock	$21,667,003	$	*	*
Fidelity Diversified International	17,833,437		*	*
Fidelity Managed Income Portfolio II Class 2	76,090,414		77,239,593
Fidelity US Equity Index Pool	73,592,691		74,160,023
GenCorp Inc. common stock*	54,802,781		50,681,832

*	Nonparticipant-directed investments at December 31, 2003.

**	Fair value of investment was less than 5% of the fair value of the Plan’s assets at December 31, 2003.

During the year ended December 31, 2004, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

Net (depreciation)
appreciation in fair value
of investments
Common stocks	$(32,289)
Common/collective trusts	7,377,824
Registered investment companies	8,518,910
GenCorp Inc. common stock	31,276,999

$47,141,444

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated January 12, 2004, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination letter by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

GenCorp Retirement Savings Plan

Notes to Financial Statements (continued)

6. Concentration and Transactions in GenCorp Inc. Common Stock

Transactions in shares of GenCorp Inc. common stock qualify as party-in-interest transactions under the provisions of ERISA. During the year ended December 31, 2004, the Plan made purchases of approximately $8.4 million and sales of approximately $35.0 million of GenCorp Inc. common stock. At December 31, 2004 and 2003, the Plan held 2,951,146 and 4,705,834 shares of GenCorp Inc. common stock, respectively, representing approximately 16% and 17%, respectively, of the total net assets of the Plan.

7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment balances will occur in the near term and that such changes could potentially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Supplemental

Schedule

GenCorp Retirement Savings Plan

EIN 34-024000, Plan #334

Schedule H, Line 4i — Schedule of Assets (Held At End of Year)

December 31, 2004

		(c)
		Description of
		Investment including
	(b)	Maturity Date, Rate of
	Identity of Issue, Borrower, Lessor,	Interest, Collateral,	(e)
(a)	or Similar Party	Par, or Maturity Value	Current Value

	Registered investment companies:
	Morgan Stanley Institutional Fund Small Company Growth Portfolio Class B	326,240 shares	$3,921,400
*	Fidelity Equity Income	165,817 shares	8,751,832
*	Fidelity Growth Company	209,579 shares	11,751,106
*	Fidelity Investment Grade Bond	1,342,163 shares	10,106,489
*	Fidelity Low Priced Stock	538,311 shares	21,667,003
*	Fidelity Diversified International	622,676 shares	17,833,437
*	Fidelity Mid-Cap Stock	425,817 shares	9,985,419
*	Fidelity Freedom Income	1,115,914 shares	12,576,352
*	Fidelity Freedom 2000	67,209 shares	811,882
*	Fidelity Freedom 2010	252,526 shares	3,439,407
*	Fidelity Freedom 2020	411,725 shares	5,747,681
*	Fidelity Freedom 2030	156,712 shares	2,206,508
*	Fidelity Freedom 2040	116,612 shares	964,382

	Common/collective trust funds:
*	Fidelity Managed Income Portfolio II Class 2	76,090,414 units	76,090,414
*	Fidelity US Equity Index Pool	1,966,667 units	73,592,691

	Money market funds:
*	Fidelity Retirement Money Market Fund	11,224,802 shares	11,224,802
*	Fidelity Institutional Cash Portfolio	1,240,679 shares	1,240,679

	Participant-directed brokerage accounts:
	Brokerage Link	Various investments	1,804,297

*	Participant loans	Interest rates from 5% to 10.5%, maturing through 2014	5,453,051

*	GenCorp Inc. common stock	2,951,146 shares	54,802,781
	Total investments		$333,971,613

* Indicates a party-in-interest to the Plan.
**Column (d), cost, has been omitted, as all investments are participant-directed.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, GenCorp Inc., as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

GENCORP RETIREMENT SAVINGS PLAN

Date: June 27, 2005	By	/s/	Yasmin R. Seyal

Yasmin R. Seyal
Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 23.1	CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM